

Mail Stop 3561

January 5, 2017

Via E-mail
Mr. Ritch N. Wood
Chief Financial Officer
Nu Skin Enterprises, Inc.
73 West Center Street
Provo, UT 84601

      **Re:**    **Nu Skin Enterprises, Inc.**
             **Form 10-K for the Year Ended December 31, 2015**
             **Filed February 18, 2016**
             **Response Dated November 18, 2016**
             **File No. 001-12421**

Dear Mr. Wood:

We have reviewed your November 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2016 letter.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 19. Segment Information, page 106

1.      We note your response to comment 1. You state that the CEO's direct reports are responsible for a specific function. You also state on page 3 that the President of Global Sales and Operations (the "President"), along with others, approves budgets for sales compensation levels, any changes to methods of compensation, and material sales incentives and any material changes in the legal relationship with the sales force. We also note that your management compensation is determined both by revenue goals as

well as operating income goals.  Please clarify the functional responsibilities of the President, including whether he is responsible for managing revenue, general and administrative expenses, selling expense or any other types of expenses.

2.  We note you identified the CEO as your CODM and state the CODM's role as primarily setting the strategic vision of the company with a focus on consolidated revenue and earnings per share results.  Please provide the following information:

   - what are the key operating decisions for the company;
   - what information is used to make these decisions;
   - who makes each of these decisions;
   - what types of activities does the CEO primarily engage in;
   - describe the key strategic and, separately, key operating decisions made by the CEO;
   - what information is he using to make these decisions;
   - describe the key operating decisions made by the President, and
   - what information is he using to make these decisions.

3.  You state on page 5 that the CODM either approves the budget submitted by the regions or directs further changes.  You also state that the CODM reaches his decision as to allocating resources based on revenue and revenue growth potential and does not consider profitability at a regional level.  Please clarify the following:

   - What is the level of detail of the annual budgets submitted to the CEO;
   - do the budgets include profitability measures by region;
   - provide more details on the CEO's analysis of the budgets, and
   - describe what types of changes the CEO has made in the prior years.

4.  We note on page 4, on a quarterly basis, each regional manager also provides to the CEO and the rest of the global management team written and in-person report that reconciles budget-to-actual results including revenue, cost of sales, selling expenses and overhead details.  You also state these reports are used by management to improve accountability for revenue growth and management of expenses.  The activities described in these quarterly meetings appear to correspond to assessing performance.  Please tell us the purpose of these meetings and help us understand how the information shared at these meetings is being utilized by the CEO.

5.  You state that 30% of the regional performance portion of the Regional Presidents' compensation is based on the achievement of goals related to controlling general and administrative expenses and the impact of product promotions and special sales incentives within the region.  Please tell us who sets these regional goals and how that person evaluates progress towards those goals.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551- 3773 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining